

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

Jonathan S. Wimbish
Chief Financial Officer
NiMin Energy Corp.
1160 Eugenia Place, Suite 100
Carpinteria, California 93013

    **Re:    NiMin Energy Corp.**
             **Amendment No. 3 to Registration Statement on Form 20-F**
             **Filed January 21, 2011**
             **File No. 0-54162**

Dear Mr. Wimbish:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,


                    H. Roger Schwall
                    Assistant Director